UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 2)*

                       THE LOEWEN GROUP INC.
                    (Name of Issuer)
                      Common Shares
                (Title of Class of Securities)
                          54042L100
                        (CUSIP Number)
                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)
                       May 20, 1999
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No. 54042L100
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _______________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                        (a) [ ]
                                        (b) [X]
 _____________________________________________________________
     3)   SEC Use Only
_______________________________________________________________
     4)   Source of Funds:
          WC
______________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
_______________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of            1,950,500
Shares Bene-
                    ficially       (8)  Shared Voting Power
                    owned by             1,274,100
Each Report-
                    ing Person     (9)  Sole Dispositive Power
With                  1,950,500
________________________________________________________________
                                   (10) Shared Dispositive Power
                      1,274,100
________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person:   3,224,600
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    4.4%
________________________________________________________________
               14)  Type of Reporting Person
               I N

Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 3,224,600 Shares. Of this amount, 1,950,500 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $43,465,574; and 1,274,100
Shares were purchased by the Managed Account at a cost of $22,400,871. The source of funds for the purchase of all such Shares was investment capital.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the quarterly period ended March 31, 1999 filed with the Securities and Exchange Commission, there were issued and outstanding 74,061,600 Shares of Common Stock. Omega Overseas Partners, Ltd., owns 1,950,500 Shares, or 2.6% of those outstanding; and the Managed Account owns 1,274,100 Shares, or 1.7% of those outstanding.
          The following table details the transactions by each of Omega Overseas Partners, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to May 20, 1999 and to the date of this filing. All such transactions were open market sale transactions.

                 Omega Overseas Partners, Ltd.

Date of                                 Price Per
Transaction          Shares Sold          Share
03/31/99             30,100             $1.76
04/19/99              94,600             1.00
04/20/99               9,500             1.00
04/21/99              6,300              1.00
05/20/99            291,600              0.88



                      The Managed Account

 Date of                                Price Per
Transaction         Shares Sold          Share
03/23/99           137,500              $1.39
03/31/99            96,500               1.76
04/19/99            50,800               1.00
04/20/99             4,500               1.00
04/21/99             9,700               1.00
05/20/99           190,400                .88


          Cooperman ceased to be the beneficial owner of more than 5% of the Shares on May 20, 1999.

                             Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 1999


LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Institutional Partners, L.P.,
and Omega Capital Investors, L.P.,
and as President of Omega Advisors, Inc.

By /s/ Alan M. Stark
ALAN M. STARK
Attorney-in-Fact
Power of Attorney on file

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).